SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                             (Amendment No. 3)


                     First Union Real Estate Equity and
                            Mortgage Investments
                              (Name of Issuer)


                       Shares of Beneficial Interest
                        (Title of Class of Security)


                                337 400 105
                               (CUSIP Number)


                             W. Edward Scheetz
                   c/o Apollo Real Estate Advisors, L.P.
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 261-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              With a copy to:

                           Patrick J. Foye, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                             New York, NY 10022
                         Telephone: (212) 735-2274


                                June 6, 1997
          (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

          Check the following box if a fee is being paid with the statement: [ ]



                                 SCHEDULE 13D

--------------------------------------
CUSIP NO.
          -----------------
--------------------------------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE INVESTMENT FUND II, L.P.
---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) |X|
                                                                    (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       AF
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)   |_|
---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY       ---------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                 2,135,987
      REPORTING         ---------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                        ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             2,135,987
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,135,987
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                   |_|

---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6%
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------




                                 SCHEDULE 13D

--------------------------------------
CUSIP NO.
          -----------------
--------------------------------------

---------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         APOLLO REAL ESTATE ADVISORS II, L.P.

---------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) |X|
                                                                   (b) |_|
---------------------------------------------------------------------------
3      SEC USE ONLY

---------------------------------------------------------------------------
4      SOURCE OF FUNDS
       WC, OO
---------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)   |_|

---------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
---------------------------------------------------------------------------
      NUMBER OF         7    SOLE VOTING POWER
        SHARES               0
     BENEFICIALLY       ---------------------------------------------------
       OWNED BY         8    SHARED VOTING POWER
         EACH                2,135,987
      REPORTING         ---------------------------------------------------
        PERSON          9    SOLE DISPOSITIVE POWER
         WITH                0
                        ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             2,135,987
---------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       2,135,987
---------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES                   |_|

---------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       7.6%
---------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON
       PN
---------------------------------------------------------------------------




          This Amendment No. 3 amends and supplements the following Items of the Schedule 13D (the "Schedule 13D") of Apollo Real Estate Investment Fund II, L.P. and Apollo Real Estate Advisors II, L.P. originally filed on January 6, 1997 with the Securities and Exchange Commission with respect to the Shares of Beneficial Interest (the "Shares") of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust ("First Union"). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended and restated in its entirety by the following:

          In connection with the purchase of the Shares, the Reporting Persons beneficially own an aggregate of 2,135,987 Shares. The Shares beneficially owned by the Reporting Persons were purchased at an aggregate purchase price of approximately $24,783,523 consisting of 889,700 Shares purchased at an aggregate purchase price of approximately $10,477,706 and 377,000 shares of First Union Series A Cumulative Convertible Redeemable Preferred Shares of Beneficial Interest (the "Preferred Shares") purchased at an aggregate purchase price of approximately $14,305,817. The purchases were financed with cash on hand and borrowed funds pursuant to a margin loan made in the ordinary course of business by a registered broker-dealer.

Item 4. Purpose of the Transaction.

          Item 4 is hereby amended and restated in its entirety to read as follows:

          The Reporting Persons initially acquired beneficial ownership of the Shares in the ordinary course of business for investment purposes. The Reporting Persons have from time to time considered and continue to consider various alternative proposals to increase the value of their Shares. In this respect, the Reporting Persons may propose one or more possible transactions to First Union's management and/or trustees, acquire additional Shares from time to time or sell or otherwise dispose of all or part of the Shares beneficially owned by them in any manner permitted by law. In addition, representatives of the Reporting Persons have been in contact with a limited number of other holders of Shares and may contact other holders of Shares or potential investors in connection with the foregoing. Representatives of the Reporting Persons have also met with representatives of senior management of First Union to discuss one or more possible transactions. No definitive proposal has been made by the representatives of the Reporting Persons and no agreement, either written or oral, has been reached. In the event of a material change in the present plans or intentions of the Reporting Persons, the Reporting Persons will amend this Schedule 13D to reflect such change.

Item 5.   Interest in Securities of the Issuer.

          Item 5 is hereby amended by restating the following sections in their entirety:

          (a) As of the date hereof, the Reporting Persons beneficially own an aggregate of 889,700 Shares which represents approximately 7.6% of the outstanding Shares of First Union. This amount consists of 889,700 Shares and 377,000 Preferred Shares. Each Preferred Share is immediately convertible into 3.3058 Shares.

          (b) The Reporting Persons share the voting and dispositive power with respect to the 2,135,987 Shares which they beneficially own.

          To the best of the Reporting Persons' knowledge, none of the individuals listed on Schedule I owns any Shares or can vote or direct the vote of any Shares, nor can any such individual dispose or direct the disposition of any Shares.

          (c) Except as set forth on Schedule II, no person named in response to paragraph (a) of this Item has effected any transaction in the Shares during the past sixty days.



                                SCHEDULE II

                       TRANSACTIONS IN THE SECURITIES

          Set forth below are the transactions in the Shares and the Preferred Shares that were effected during the past sixty days by AREIF II through its registered broker-dealer in New York.

                    Number of
     Date             Shares           Price per Share       Series
    -------         ---------          ---------------       ------
    4/11/97            4,100               13.3170           Shares

    4/14/97            40,000              14.1780           Shares

    4/21/97            16,200              14.0000           Shares

    4/22/97               500              13.8750           Shares

    4/24/97             1,600              13.7500           Shares

    4/25/97            23,500              13.6250           Shares

    4/28/97             3,400              13.6250           Shares

    4/30/97             1,000              13.6250           Shares

    5/1/97             10,000              13.5000           Shares

    5/8/97             20,000              13.2500           Shares

    5/28/97             1,000              12.5000           Shares

    5/28/97           100,000              12.5000           Shares

    6/5/97             30,000              13.0000           Shares

    6/6/97            100,000              13.0000           Shares



                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 6, 1997

                  APOLLO REAL ESTATE INVESTMENT FUND II, L.P.

                  By:   Apollo Real Estate Advisors II, L.P.
                        Managing Member

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By:  /s/   Michael D. Weiner
                        Name: Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.


                  APOLLO REAL ESTATE ADVISORS II, L.P.

                  By:   Apollo Real Estate Capital Advisors II, Inc.
                        General Partner

                        By: /s/  Michael D. Weiner
                        Name: Michael D. Weiner
                        Title: Vice President,
                               Apollo Real Estate Capital Advisors II, Inc.